Exhibit 99.1

PRESS RELEASE

Amdocs Limited Reports Quarterly Revenue of $809 Million, Up 2.5% YoY

Board of Directors Approves Quarterly Dividend Program of $0.13 per Ordinary Share

Revises Fiscal 2012 Guidance: Raises non-GAAP EPS Growth Outlook, but Reduces

Revenue Growth Forecast Due to Changes in the Outlook at AT&T

Key highlights:

•

The Board of Directors has approved a quarterly cash dividend program, subject to shareholder approval, of $0.13 per ordinary share. If the program is approved by shareholders, the Company expects that the first quarterly dividend would be paid in the first quarter of fiscal 2013

•

Revised fiscal 2012 guidance: At least 12-14% non-GAAP EPS growth expected in fiscal 2012, raised from previous expectation of 11-13%. Expected revenue growth of 3-4% on a constant currency basis, lowered from previous expectation of 5-6% due to changes in the outlook at AT&T. Expected reported revenue growth of 2.5-3.5% including the effects of foreign currency fluctuations, revised from previous expectation of 4-5%

•

Second fiscal quarter revenue of $809 million, compared to the $800-$820 million guidance range. Foreign currency movements positively affected revenue by approximately $1 million sequentially relative to the first fiscal quarter of 2012

•	Second fiscal quarter non-GAAP operating income of $134 million; non-GAAP operating margin of 16.6%; GAAP operating income of $110 million

•

Second fiscal quarter diluted non-GAAP EPS of $0.67, compared to the $0.62-$0.68 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs, gain on sale of investment and equity-based compensation expense, net of related tax effects

•

Diluted GAAP EPS of $0.60 for the second fiscal quarter, higher than the $0.50-$0.58 guidance range due to a $0.04 one-time gain resulting from the sale of the Company’s remaining investment in Longshine

•	Free cash flow of $53 million for the second fiscal quarter

•	Twelve-month backlog of $2.725 billion at the end of the second fiscal quarter, up $35 million from the end of the first fiscal quarter of 2012

•	Repurchased $117 million of ordinary shares during the second fiscal quarter

•

Third quarter fiscal 2012 guidance: Expected revenue of approximately $805-$825 million and diluted non-GAAP EPS of $0.64-$0.70, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.52-$0.60

ST. LOUIS – May 1, 2012 – Amdocs Limited (NYSE: DOX) today reported that for its second fiscal quarter ended March 31, 2012, revenue was $808.9 million, up 0.2% sequentially from the first fiscal quarter of 2012 and up 2.5% as compared to last year’s second fiscal quarter. Net income on a non-GAAP basis was $114.7 million, or $0.67 per diluted share, compared to non-GAAP net income of $110.3 million, or $0.58 per diluted share, in the second quarter of fiscal 2011. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs, gain on sale of investment and equity-based compensation expenses of $12.8 million, net of related tax effects, in the second quarter of fiscal 2012 and excludes such amortization and other acquisition related costs and equity-based compensation expenses of $16.2 million, net of related tax effects, in the second quarter of fiscal 2011. The Company's GAAP net income for the second quarter of fiscal 2012 was $101.9 million, or $0.60 per diluted share, compared to GAAP net income of $94.1 million, or $0.50 per diluted share, in the prior year’s second fiscal quarter.

“Our second fiscal quarter performance reflects ongoing deal momentum in the emerging markets and healthy business activity in Europe, partially offset by a slow recovery of spending at AT&T. In the emerging markets, our presence continues to strengthen as we win influential transformation programs in both Southeast Asia and Latin America. We are also seeing our emerging markets customers become increasingly interested in a full managed services business model. In Europe, we continue to gain traction across our portfolio. Our performance in most accounts in North America was consistent with expectations, including the revised contract terms with Bell Canada that became effective at the beginning of the second fiscal quarter. On the other hand, our outlook at AT&T has deteriorated as the customer continues to re-focus its IT priorities, and we now anticipate weakness to persist for the remainder of the fiscal year,” said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “As evidence of our growing emerging markets presence, we announced new wins at Globe and CNT today. At Globe in the Philippines, we finalized an agreement to modernize the customer’s BSS and Data Warehouse infrastructure, all under a seven-year agreement. At CNT in Ecuador, we will provide an integrated BSS and OSS solution, initially supporting wireline operations – encompassing fixed-line, enterprise, broadband and IPTV lines of business – and with the capability to support wireless services in the future. In Europe, we announced important areas of activity within the Vodafone group today, including a global licensing agreement with the parent company and a BSS modernization in the Netherlands, our first project captured under the global agreement. As our presence in Europe continues to strengthen, Vodafone remains a marquee customer for Amdocs in the region.”

Gelman said, “Our outlook for AT&T revenue has weakened for the remainder of the fiscal year and is overshadowing otherwise very solid performance across Amdocs. Factoring in the changes to our forecast at AT&T, we have revised down our fiscal 2012 revenue forecast, but we continue to anticipate sequential growth acceleration in the second half of the fiscal year. Business activity outside of AT&T is ramping at or ahead of plan. Furthermore, due to our stable margin outlook and the contributions from our continued share repurchase activity, we are raising our full year non-GAAP earnings per share outlook to at least 12-14% year-over-year growth from our prior expectations of 11-13% growth. This outlook does not include any future repurchase activity.”

Gelman concluded, “Further demonstrating our confidence in Amdocs’ future and our commitment to enhancing shareholder value, our Board of Directors has authorized the initiation of a quarterly cash dividend of $0.13 per ordinary share.”

Dividend

The Company announced that its Board of Directors has approved, subject to shareholder approval, the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per share. The Company’s articles of incorporation require shareholder approval for the payment of dividends, and the Company will call a special shareholders meeting to approve the dividend program to be held on July 31, 2012. The Board has set June 15, 2012, as the record date for determining the shareholders entitled to vote at the meeting. If the program is approved by shareholders, the Company expects that the first quarterly dividend would be paid in the first quarter of fiscal 2013.

Financial Discussion of Second Fiscal Quarter Results

Free cash flow was $53 million for the quarter, comprised of cash flow from operations of $75 million less $22 million in net capital expenditures and other. Second quarter free cash flow results include the payment of annual bonuses for the prior fiscal year.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.725 billion at the end of the second quarter of fiscal 2012.

Financial Outlook

Amdocs expects that revenue for the third quarter of fiscal 2012 will be approximately $805-$825 million. Diluted earnings per share on a non-GAAP basis for the third fiscal quarter are expected to be $0.64-$0.70, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the third fiscal quarter will be $0.52-$0.60.

Conference Call Details

Amdocs will host a conference call on May 1, 2012 at 5:00 p.m. Eastern Time to discuss the Company’s second fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other income (expense), net, non-GAAP income taxes, non-GAAP net income, and non-GAAP earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	gain on sale of investment;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income, and non-GAAP earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, gain on sale of investment, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other income (expense), net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control product portfolio with value-driven professional services and managed services operations. With revenue of $3.2 billion in fiscal 2011, Amdocs and its over 19,000 employees serve customers in more than 60 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2011 filed on December 8, 2011 and our Form 6-K furnished for the first quarter of fiscal 2012 on February 14, 2012.

Contact:

Elizabeth W. Grausam

Vice President, Corporate Strategy and Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

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AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
Revenue:
License	$26,238	$28,695	$62,034	$58,601
Service	782,690	760,240	1,553,904	1,505,515

	808,928	788,935	1,615,938	1,564,116

Operating expenses:
Cost of license	995	198	1,926	898
Cost of service	517,549	513,238	1,033,730	1,021,376
Research and development	60,350	53,536	121,657	108,528
Selling, general and administrative	106,842	99,064	213,179	203,421
Amortization of purchased intangible assets and other	13,320	16,343	26,526	35,753

	699,056	682,379	1,397,018	1,369,976

Operating income	109,872	106,556	218,920	194,140

Interest and other income (expense), net	5,286	49	1,673	(3,068)

Income before income taxes	115,158	106,605	220,593	191,072

Income taxes	13,288	12,495	25,992	23,571

Net income	$101,870	$94,110	$194,601	$167,501

Basic earnings per share	$0.60	$0.50	$1.14	$0.88

Diluted earnings per share	$0.60	$0.50	$1.13	$0.88

Basic weighted average number of shares outstanding	169,739	187,788	171,231	189,713

Diluted weighted average number of shares outstanding	170,971	189,232	172,397	191,120

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
Revenue	$808,928	$788,935	$1,615,938	$1,564,116
Non-GAAP operating income	134,312	127,781	267,119	248,049
Non-GAAP net income	114,703	110,321	225,957	210,090
Non-GAAP diluted earnings per share	$0.67	$0.58	$1.31	$1.10
Diluted weighted average number of shares outstanding	170,971	189,232	172,397	191,120

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended March 31, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Gain on sale of investment	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$995	$—	$—	$—	$—	$995
Cost of service	517,549	—	(5,763)	—	—	511,786
Research and development	60,350	—	(1,172)	—	—	59,178
Selling, general and administrative	106,842	—	(4,185)	—	—	102,657
Amortization of purchased intangible assets and other	13,320	(13,320)	—	—	—	—

Total operating expenses	699,056	(13,320)	(11,120)	—	—	674,616

Operating income	109,872	13,320	11,120	—	—	134,312

Interest and other income (expense), net	5,286	—	—	(6,270)	—	(984)

Income taxes	13,288	—	—	—	5,337	18,625

Net income	$101,870	$13,320	$11,120	$(6,270)	$(5,337)	$114,703

	Three months ended March 31, 2011
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$198	$—	$—	$—	$198
Cost of service	513,238	—	(1,656)	—	511,582
Research and development	53,536	—	(317)	—	53,219
Selling, general and administrative	99,064	—	(2,909)	—	96,155
Amortization of purchased intangible assets and other	16,343	(16,343)	—	—	—

Total operating expenses	682,379	(16,343)	(4,882)	—	661,154

Operating income	106,556	16,343	4,882	—	127,781

Income taxes	12,495	—	—	5,014	17,509

Net income	$94,110	$16,343	$4,882	$(5,014)	$110,321

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Six months ended March 31, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Gain on sale of investment	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,926	$—	$—	$—	$—	$1,926
Cost of service	1,033,730	—	(11,366)	—	—	1,022,364
Research and development	121,657	—	(2,213)	—	—	119,444
Selling, general and administrative	213,179	—	(8,094)	—	—	205,085
Amortization of purchased intangible assets and other	26,526	(26,526)	—	—	—	—

Total operating expenses	1,397,018	(26,526)	(21,673)	—	—	1,348,819

Operating income	218,920	26,526	21,673	—	—	267,119

Interest and other income (expense), net	1,673	—	—	(6,270)	—	(4,597)

Income taxes	25,992	—	—	—	10,573	36,565

Net income	$194,601	$26,526	$21,673	$(6,270)	$(10,573)	$225,957

	Six months ended March 31, 2011
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$898	$—	$—	$—	$898
Cost of service	1,021,376	—	(6,140)	—	1,015,236
Research and development	108,528	—	(1,166)	—	107,362
Selling, general and administrative	203,421	—	(10,850)	—	192,571
Amortization of purchased intangible assets and other	35,753	(35,753)	—	—	—

Total operating expenses	1,369,976	(35,753)	(18,156)	—	1,316,067

Operating income	194,140	35,753	18,156	—	248,049

Income taxes	23,571	—	—	11,320	34,891

Net income	$167,501	$35,753	$18,156	$(11,320)	$210,090

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	March 31, 2012	September 30, 2011
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$895,547	$1,173,470
Accounts receivable, net, including unbilled of $117,352 and $72,048, respectively	612,373	565,853
Deferred income taxes and taxes receivable	98,187	112,656
Prepaid expenses and other current assets	145,468	127,341

Total current assets	1,751,575	1,979,320

Equipment and leasehold improvements, net	247,353	258,402
Goodwill and other intangible assets, net	1,909,098	1,933,154
Other noncurrent assets	492,501	465,696

Total assets	$4,400,527	$4,636,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$598,266	$594,603
Short-term financing arrangements	—	250,000
Deferred revenue	137,029	151,423
Deferred income taxes and taxes payable	26,206	15,180

Total current liabilities	761,501	1,011,206
Other noncurrent liabilities	599,834	602,065
Shareholders’ equity	3,039,192	3,023,301

Total liabilities and shareholders’ equity	$4,400,527	$4,636,572

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Six months ended March 31,
	2012	2011
Cash Flow from Operating Activities:
Net income	$194,601	$167,501
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	79,873	94,049
Equity-based compensation expense	21,673	18,156
Deferred income taxes	(8,283)	12,756
Excess tax benefit from equity-based compensation	(127)	(152)
Gain on sale of investment	(6,270)	—
Loss from short-term interest-bearing investments	895	1,577
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(36,831)	20,879
Prepaid expenses and other current assets	(18,626)	(25,225)
Other noncurrent assets	(1,299)	(34,739)
Accounts payable, accrued expenses and accrued personnel	8,972	(69,103)
Deferred revenue	(27,129)	34,293
Income taxes payable	13,888	(1,085)
Other noncurrent liabilities	3,145	18,939

Net cash provided by operating activities	224,482	237,846

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(50,204)	(55,456)
Proceeds from sale of short-term interest-bearing investments	210,703	314,857
Purchase of short-term interest-bearing investments	(192,857)	(263,191)
Cash received from sale of investment	6,270	—
Other	(4,429)	(17,618)

Net cash used in investing activities	(30,517)	(21,408)

Cash Flow from Financing Activities:
Payments under financing arrangements	(250,000)	(200,000)
Repurchase of shares	(256,545)	(274,674)
Proceeds from employee stock options exercised	53,715	35,096
Payments under capital lease, short-term financing arrangements and other	(248)	(443)

Net cash used in financing activities	(453,078)	(440,021)

Net decrease in cash and cash equivalents	(259,113)	(223,583)
Cash and cash equivalents at beginning of period	831,371	1,036,195

Cash and cash equivalents at end of period	$572,258	$812,612

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
North America	$563.2	$573.8	$585.1	$584.9	$598.4
Europe	111.8	110.3	102.0	105.5	97.2
Rest of World	133.9	122.9	125.1	111.0	93.3

Total Revenue	$808.9	$807.0	$812.2	$801.4	$788.9

	Three months ended
	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Emerging Markets Revenue	$89.4	$82.5	$79.5	$73.2	$52.1

	Three months ended
	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Managed Services Revenue	$414.4	$419.7	$384.8	$384.2	$382.6

	Three months ended
	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Customer Experience Systems	$758.9	$758.0	$764.6	$751.1	$737.2
Directory	50.0	49.0	47.6	50.3	51.7

Total Revenue	$808.9	$807.0	$812.2	$801.4	$788.9

	As of
	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
12-Month Backlog	$2,725	$2,690	$2,670	$2,620	$2,590

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